[LETTERHEAD OF AKIN GUMP STRAUSS HAUER & FELD LLP]

February 3, 2006

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Sara W. Dunton

Re:
Seneca Gaming Corporation
Registration Statement on Form S-4
File No. 333-128443

Dear Ms. Dunton:

        Amendment No. 4 (the "Amendment") to the above referenced registration statement on Form S-4 (the "Form S-4") of Seneca Gaming Corporation (the "Company"), is being filed today by the Company with the SEC. The purpose of the Amendment is to reflect a lawsuit filed on or about February 1, 2006. This lawsuit is referenced in both "legal proceedings" and "risk factors."

        If you have any questions regarding this letter or I can provide any further information, please do not hesitate to call me at (210) 281-7251.

Very truly yours,
/s/ Kim E. Ramsey
KIM E. RAMSEY

CC:  Seneca Gaming Corporation
         Joseph A. D'Amato
         Senior Vice President,
         Finance and Administration